UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On April 20, 2020, Jack Austin resigned as a director of Electrameccanica Vehicles Corp. (the “Company”) due to his retirement from his various business and academic activities.

As a result, the Company’s current directors and executive officers are as follows:

Name	Position

Michael Paul Rivera	Chief Executive Officer and a director;
Henry Reisner	President, Chief Operating Officer and a director;
Bal Bhullar	Chief Financial Officer, Secretary and a director;
Steven Sanders	Chairman and a director;
Jerry Kroll	Director;
Luisa Ingargiola	Director;
Joanne Yan	Director;
Peter Savagian	Director; and
Isaac Moss	Chief Administrative Officer

Section 8 – Other Events

Item 8.01 Other Events

On April 16, 2020, the Board of Directors of the Company by way of written consent resolutions approved and adopted certain new corporate governance materials and which include, among other policies and guidelines, a new Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Code of Business Conduct and Ethics and Board Mandate.

The Company confirms that the Code of Business Conduct and Ethics complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002, and any regulations promulgated thereunder by the United States Securities and Exchange Commission, and also provides for an enforcement mechanism as required by Nasdaq Marketplace Rule 5610.

A copy of the new Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Code of Business Conduct and Ethics and Board Mandate are attached as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto, respectively.

INCORPORATION BY REFERENCE

The information in Item 5.02 and Item 8.01 of this Report of Foreign Private Issuer and the applicable exhibits are incorporated by reference into the Company’s (i) registration statement on Form F-3 (File No. 333-227883), originally filed on October 18, 2018, as amended and supplemented, and (ii) registration statement on Form F-3 (File No. 333-229562), originally filed on February 8, 2019.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

99.1	Audit Committee Charter;

99.2	Compensation Committee Charter;

99.3	Nominating and Corporate Governance Committee Charter;

99.4	Code of Business Conduct and Ethics; and

99.5	Board Mandate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 27, 2020.	ELECTRAMECCANICA VEHICLES CORP.

	By:	/s/ Baljinder K. Bhullar
	Name:	Baljinder K. Bhullar
	Title:	Chief Financial Officer, Secretary and a director